UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

Tax ID 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT FROM THE MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON FEBRUARY 12, 2025

1.               DATE, TIME AND PLACE: On February 12, 2025, at 3:00 pm, held virtually, and considered to have been held at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2.               BOARD: Chairman: Mr. Artemio Bertholini, Secretary Mrs. Tamara Rafiq Nahuz.

3.       CALL NOTICE AND ATTENDANCE: Call notice in accordance with Article 6 of the Internal Regulations of the Fiscal Council. All members were present, Mr. Artemio Bertholini, Mr. Edison Fernandes and Mr. Leda Hahn.

4.       AGENDA: (i) Analysis and recommendation on the Management Report, Financial Statements and Explanatory Notes and proposed allocation of results, regarding the fiscal year ended on December 31, 2024; (ii) Analysis and discussion regarding the activities of the independent auditor related to the Financial Statements of the previous fiscal year; (iii) Analysis and resolution of the Fiscal Council's Opinion on the Financial Statements of the fiscal year ended on December 31, 2024.

5.       RESOLUTIONS: Starting the proceedings, the members of the Fiscal Council analyzed the items on the Agenda and unanimously and without reservations resolved the following, based on the documentation provided by the Management and filed at the Company's headquarters:

5.1.          Analysis and recommendation on the Management Report, Financial Statements, Explanatory Notes and proposed allocation of results, regarding the fiscal year ended December 31st, 2024.

The Members of the Fiscal Council analyzed, discussed and clarified their doubts regarding the Management Report, Financial Statements, Explanatory Notes and proposed allocation of results, regarding the fiscal year ended December 31st, 2024. Finally, the Members stated that they had no objection, and recommended the documents to the analysis of the Company's Board of Directors.

5.2.          Analysis and discussion regarding the activities of the independent auditor related to the Financial Statements of the previous fiscal year.

Upon the presentation, the Members of the Fiscal Council have made all their questions and clarified their doubts regarding the activities of the independent auditor related to the Financial Statements of the previous year, with no remaining topics to be discussed.

5.3.          Analysis and resolution of the Fiscal Council's Opinion on the Financial Statements of the fiscal year ended on December 31, 2024.

The Members of the Fiscal Council made all their questions, clarified their doubts and made suggestions regarding the Company's Financial Statements, with no questions remaining to be resolved by Management. In the end, the Members approved, unanimously and without reservations, the issuance of a favorable opinion on forwarding the Financial Statements for consideration and resolution at the Annual General Shareholders Meeting of the Company.

6.       ADJOURNMENT: There being no further matters to be discussed, these minutes were drawn up, after which they were read, approved and signed by all those present. Chairman: Mr. Artemio Bertholini; Secretary: Mrs. Tamara Rafiq Nahuz. Attending Members of the Fiscal Council: Messrs. Artemio Bertholini, Edison Fernandes and Leda Hahn.

São Paulo,12 February 2025.

This minute is a true copy of the original drawn-up in the proper book.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.